UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12B-25

                        NOTIFICATION OF LATE FILING

(Check One):  ___Form 10-K  ___Form 20-F  ___Form 11-K  _X_Form 10-Q
              ___Form N-SAR

              For Period Ended:     June 30, 1995

              ___    Transition Report on Form 10-K
              ___    Transition Report on Form 20-F
              ___    Transition Report on Form 11-F
              ___    Transition Report on Form 10-Q
              ___    Transition Report on Form N-SAR
For the Transition period Ended:__________________________
Read instruction (on back page) before preparing form. Please print or type. Nothing in this from shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

EFI Electronics Corporation
2415 South 2300 West
Salt Lake City, Utah 84119

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)    The subject annual report, semi-annual report, transition report
x on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will befiled on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portions thereof, could not be filed within the prescribed time period.

The company's chief financial officer's employment with the company was terminated effective July 21, 1995, which has resulted in various delays in preparing the first quarter results of operations.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       David G. Bavan, 801-977-9009

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  _X_Yes  ___No  If answer is no, identify  report(s).

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ___Yes _X_No

       If so, attach an explanation of the anticipated changes, both narratively and quantitively, and if appropriate, stat the reasons why a reasonable estimate of the results cannot be made.

                        EFI Electronics Corporation
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undesigned hereunto duly authorized.

DATE: July 14, 1995                        BY: /s/ David G. Bevan